EXHIBIT 99.1

[ADVANTAGE ENERGY INCOME FUND LETTERHEAD]

TO:	The Securities Commission or Similar Regulatory Authority in each of the Provinces of Canada PricewaterhouseCoopers LLP KPMG LLP

Re: Notice of Change of Auditor – National Instrument 51-102

Please be advised that KPMG LLP was asked to tender its resignation, and subsequently tendered said resignation (the “Resignation”), as the auditor of Advantage Energy Income Fund (the “Trust”) effective September 11, 2007 (the “Resignation Date”). PricewaterhouseCoopers LLP has been appointed as the successor auditor of the Trust effective as of the Resignation Date for the unexpired period of KPMG LLP’s term.

In this regard, the Trust advises that:

(a)

the Resignation and the recommendation to appoint PricewaterhouseCoopers LLP as the Trust’s successor auditor was considered and approved by the independent members of the board of directors of Advantage Oil & Gas Ltd;

(b)

there have been no reservations contained in the auditor’s reports issued in respect of any of the Trust’s completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and which precedes the Resignation Date; and

(c)

in the opinion of the Trust, no “reportable events” (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) have occurred in connection with the audits of any of the Trust’s completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an audit report was issued and which precedes the Resignation Date.

The Trust hereby requests that KPMG LLP and PricewaterhouseCoopers LLP respond to this Notice by letter addressed to the relevant securities administrators in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

DATED this 18th day of September, 2007.

ADVANTAGE ENERGY INCOME FUND By: Advantage Oil & Gas Ltd.
Per:	(Signed) “Peter Hanrahan”
Peter A. Hanrahan Vice President, Finance and Chief Financial Officer